Exhibit 99.1

Taboola Announces Cost Restructuring To Ensure Continued Profitable Growth and Free Cash Flow

-	Realigning and restructuring teams to focus on three top priorities: performance advertising, e-Commerce and header bidding

-	Expect to reduce 2023 Operating Expenses by $50M, further improving Adjusted EBITDA* and Free Cash Flow*, two non-GAAP metrics we focus on

-	Cost savings achieved via a workforce reduction of approximately 6%, as well as $23M reduction in discretionary expenses and $15M reduction in capital expenditures in 2023

-	Reaffirming Q3 Guidance and expects to generate over $152M in Adjusted EBITDA in 2022

New York, NY, September 13, 2022 -- Taboola (Nasdaq: TBLA), a global leader in powering recommendations for the open web, helping people discover things they may like, today announced a cost restructuring program that will allow the company to continue focusing on top priorities, and ensuring profitable growth and Free Cash Flow in 2023 and beyond.

This plan will enable investment where Taboola sees opportunities for growth, with resources focused on the company’s top three priorities: improving its performance advertising business, driving further growth in e-Commerce, and growing its recently launched header bidding business.

The company expects this cost restructuring to result in $50M of savings in operating expenses in 2023, with a significant portion translating to improved Adjusted EBITDA and Free Cash Flow. The savings will be achieved by restructuring teams across geographies primarily in lower priority activities, resulting in an overall reduction of global headcount by approximately 6%. The company will also trim an additional $23M from 2023 discretionary expense budgets and reduce capital expenditures by an additional $15M in 2023.

Taboola expects this program to be largely completed by year-end with a majority of the changes taking place in 2022. The company reaffirmed guidance for Q3 2022 and has stated it expects to generate over $152M in Adjusted EBITDA for FY 2022.

“The investments we’ve made in our business to-date assumed a higher rate of revenue growth based on our decade-long track record of execution. We now need to adapt to the current market environment, and our growth rates in 2022, which are not meeting our original expectations. We are setting ourselves up for the long term success of Taboola and investing in areas related to our winning aspirations, having our teams be even more focused, and coming out of the global slowdown stronger,” said Adam Singolda, Founder and CEO, Taboola.  “We make these necessary changes with a heavy heart, and I personally thank all of the wonderful Taboolars with whom we must part ways. We are taking steps to treat our departing teammates with the respect and appreciation they deserve.”

“I am also proud of our team members, who are displaying amazing unity and commitment. You can copy anything but a company’s culture — and I’m confident that we are unstoppable as we work to realize our vision of bringing the superpower of recommendation to our clients and partners in the open web. I remain extremely confident and optimistic, we’re healthy and we’re strong. I see extraordinary potential and strong performance all around me at Taboola. We’re seeing record numbers of publishers sign with us, Taboola News cross the $50M revenue mark, e‑Commerce being an area of strength, and Header Bidding now live on Microsoft and starting to roll out across our network. With this program, we will be more focused, and better positioned for success as Taboola maintains profitability and strong cash flow,” continued Singolda.

Reaffirming Third Quarter 2022 Guidance

For the Third Quarter 2022, the Company currently expects:

○	Revenues of $311 to $331 million

○	Gross Profit of $91 to $101 million

○	ex-TAC Gross Profit of $120 to $130 million

○	Adjusted EBITDA of $11 to $17 million

○	Non-GAAP Net Income (loss) of ($8) to ($2) million

Although we provide guidance for Adjusted EBITDA and Non-GAAP Net Income (loss), we are not able to provide guidance for projected net income (loss), the most directly comparable GAAP measure. Certain elements of net income (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on net income (loss) or to reconcile our Adjusted EBITDA and Non-GAAP Net Income (loss) guidance without unreasonable efforts. Consequently, no disclosure of projected net income (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information. This press release reaffirms Q3 2022 guidance. The Company’s full year 2022 guidance was most recently updated August 9, 2022 and is not being updated at this time.

Our guidance assumes continuing headwinds from the war in Ukraine, inflation, currency exchange rates and overall macroeconomic weakness, which lead us to adopt a conservative stance on guidance. Our guidance assumes that these headwinds do not worsen and cause economic conditions to deteriorate or otherwise significantly reduce advertiser demand.

*About Non-GAAP Financial Information

This press release includes third quarter 2022 guidance for ex-TAC Gross Profit, Adjusted EBITDA, Non-GAAP Net Income (loss), which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net loss, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful supplemental information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release, including third quarter 2022 guidance and statements regarding Taboola.com Ltd.’s (the “Company”) cost restructuring program, are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of the Company. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “guidance”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “target”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the ability to recognize the anticipated benefits of the recent acquisition of Connexity and the business combination between the Company and ION Acquisition Corp. 1 Ltd. (together, the “Business Combinations”), which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; the Company’s ability to successfully integrate the Connexity acquisition; costs related to the Business Combinations; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to accounting presentations and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to prioritize investments to improve profitability and free cash flow; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors,” the Company’s Registration Statement on Form F-1/A filed on April 13, 2022,  as it may be amended or supplemented from time to time, under the sections entitled “Cautionary Note Regarding Forward-looking Statements” and “Risk Factors,” and in the Company’s subsequent filings with the Securities and Exchange Commission.  In addition, statements regarding the Company’s cost restructuring program are subject to additional uncertainties and risks, including those relating to (i) the Company’s ability to achieve the estimated cost savings; (ii) the Company’s anticipated timing of the estimated cost savings; and (iii) the expected benefits in financial performance, including growth in profitability, Adjusted EBITDA and Free Cash Flow, as a result of the cost restructuring program.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like.

The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

More than 15,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands, including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:

Stephen Walker	Dave Struzzi

investors@taboola.com	press@taboola.com

APPENDIX A: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q3 2022 GUIDANCE

(Unaudited)

The following table provides a reconciliation of gross profit to ex-TAC Gross Profit guidance.

Q3 2022
Unaudited
(dollars in millions)
Revenues	$311 - $331
Traffic acquisition cost	($191 - $201)
Other cost of revenues	($29 - $31)
Gross profit	$91 - $101
Add back: Other cost of revenues	$29 - $31
ex-TAC Gross Profit	$120 - $130